Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES $5 MILLION BRIDGE LOAN CREDIT FACILITY

July 18, 2012

VANCOUVER, BRITISH COLUMBIA – Kimber Resources Inc. (“Kimber”) (NYSE MKT:KBX, TSX:KBR) is pleased to announce that it has entered into a bridge loan credit facility (the “Facility”) with Sprott Resource Lending Partnership (“SRLP”).

“We are pleased to have closed the $5 million Facility with SRLP at this time,” reported Gordon Cummings, President and CEO of Kimber Resources. “Kimber appreciates this supportive cash funding from the Sprott Group and will continue to advance the Monterde project in the prolific Sierra Madre gold-silver belt in Mexico.”

The Facility shall be for a maximum principal amount of $5 million at an interest rate of 12 percent per annum, payable monthly. The Facility has been made available through a $3 million drawdown on the closing date (the “First Advance”), and a $2 million drawdown which can be made within 120 days thereafter (the “Second Advance”).

The proceeds of the Facility will be applied to the development of the Monterde project and for working capital and general and administrative purposes.

The term of the Facility is one year, which may be extended for an additional six months, subject to the Facility being in good standing, on payment of an extension fee in the amount of 3% of the amount drawn under the Facility.

In consideration for the First Advance, Kimber will make a share bonus payment to SRLP in the amount of $180,000, being 6% of the First Advance Amount, payable in shares priced at a 10% discount to the 10-day volume weighted average of Kimber’s common shares for the 10-day period commencing on the earlier of one day after the issuance of the press release regarding the updated mineral resource estimate for Kimber’s Carmen Deposit at Monterde and eleven trading days before August 31, 2012. In consideration of the Second Advance, a further share bonus in the amount of $120,000 having the same terms will be payable by Kimber to SRLP. SRLP was paid a structuring fee in the amount of $50,000.

Mineral Resource Estimate Update

Kimber expects the Updated Mineral Resource Estimate for the Carmen Deposit to be completed during August 2012.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the anticipated completion of the Offering, and the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.